SHAW ANNOUNCES REDEMPTION OF 6.50% SENIOR NOTES DUE 2014

Calgary, Alberta (January 31, 2014) – Shaw Communications Inc. announced today that it will redeem all of its outstanding C$600 million 6.50% senior notes due June 2, 2014 (the “2014 Notes). The redemption date will be February 18, 2014.

The Redemption Price is defined in the indenture governing the 2014 Notes and includes accrued and unpaid interest thereon to the redemption date. The Redemption Price will be payable in cash in accordance with the terms of the aforementioned indenture.

About Shaw Communications Inc.
Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.2 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, HISTORY® and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information about Shaw, please visit www.shaw.ca.

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca